UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Contribution Agreements

On July 16, 2024, Captivision Inc., a Cayman Islands exempted company, (the “Company”), Captivision Korea Inc., a corporation (chusik hoesa) organized under the laws of the Republic of Korea and a wholly owned subsidiary of the Company (“Captivision Korea”) and certain creditors of Captivision Korea (the “Contributors”) entered into contribution agreements (the “Contribution Agreements”), pursuant to which the Contributors agreed to contribute the respective outstanding balances remaining under their various debt agreements with Captivision Korea (the “Contributed Debt”) to the Company in exchange for the issuance by the Company of its ordinary shares, par value $0.0001 per share (“Shares”) in a debt to equity conversion transaction (the “Conversion”).

Pursuant to the Conversion, an aggregate of KRW 5,791,867,301 (approximately $4,244,681 as of the exchange rate calculation date) of Contributed Debt was contributed to the Company in exchange for the issuance of an aggregate of 1,414,895 Shares at a conversion price per Share equal to $3.00.

The issuance of the Shares was made in reliance on an exemption for private offerings pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The foregoing description of the Contribution Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the forms of Contribution Agreement, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and the terms of which are incorporated herein by reference.

Private Bonds Subscription Agreement

On July 18, 2024, Captivision Korea entered into a Private Bonds Subscription Agreement (the “Subscription Agreement”) with certain individuals listed on Annex 1 thereto (each a “Subscriber” and collectively, the “Subscribers”), pursuant to which the Subscribers agreed to subscribe to and Captivision Korea agreed to issue an aggregate amount of KRW 3,100,000,000 (approximately $2.23 million) of unregistered private placement bonds (the “Bonds”). The Bonds mature on July 18, 2026 and bear an interest rate of 2.00% per annum to be paid on the date of every three months from the date of issuance. The yield-to-date maturity rate shall be 6.00% per annum.

Pursuant to the terms of the Subscription Agreement, a Subscriber may request early redemption for all or part of the issue price of the Bonds (i) from October 18, 2024, which is three months from the date of the issuance of the Bonds, until the day before the maturity date; and (ii) at any time after the issuance date upon the occurrence of an event of default of the Subscription Agreement. If a Subscriber requests early redemption, Captivision Korea shall repay the principal of the Bonds requested for early redemption within three months from the date of receipt of the early redemption request form provided by such Subscriber (the “Early Redemption Payment Date”), and interest from the date of the request for early redemption until the Early Redemption Payment Date shall not be paid.

If a Subscriber makes a request for early redemption, at such Subscriber’s discretion, he or she may be repaid by making an in-kind contribution of monetary claims, which are held against Captivision Korea upon the exercise of the right of early redemption, to the Company, and thereafter would be issued ordinary shares of the Company, each a “D/E Conversion”. The issue price per ordinary share of the Company for a D/E Conversion shall be $2.70. The approximate maximum numbers of shares that might be issued is 826,667 ordinary shares.

The issuance of the Bonds was made in reliance on an exemption for private offerings pursuant to Section 4(a)(2) of the Securities Act. The foregoing description of the Private Bonds Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Private Bonds Subscription Agreement, a copy of which is attached hereto as Exhibit 10.3 and the terms of which are incorporated herein by reference.

Marketing Services Agreement

On July 18, 2024, the Company entered into a Marketing Services Agreement (the “Marketing Services Agreement”) with Outside The Box Capital Inc. (“OTB”), pursuant to which the Company agreed to issue 83,333 Shares to OTB as consideration for its services provided under the Marketing Services Agreement at a price per Share equal to $2.40. The issuance of the Shares was made in reliance on an exemption for private offerings pursuant to Section 4(a)(2) of the Securities Act.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Contribution Agreement (Entities)
10.2	Form of Contribution Agreement (Individuals)
10.3	Form of Private Bonds Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chairman and Chief Executive Officer

Date: July 23, 2024